September 25, 2024

J. Todd Scruggs
Secretary, Treasurer and Principal Financial Officer
Bank of the James Financial Group, Inc.
828 Main Street
Lynchburg, VA 24504

        Re: Bank of the James Financial Group, Inc.
            Form 10-K for Fiscal Year Ended December 31, 2023
            File No. 001-35402
Dear J. Todd Scruggs:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Finance